KongZhong Corporation Reports Unaudited Fourth Quarter and Fiscal Year 2006 Financial Results

Beijing, China, March 2, 2007 - KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and the operator of a leading wireless Internet portal in China, today announced its unaudited fourth quarter and fiscal year 2006 financial results.

Fourth Quarter 2006 Financial Highlights:

●	Total revenues grew 7% year-over-year to $23.71 million, exceeding the Company’s fourth quarter revenue guidance of $20.5 million to $21.5 million.
●	Total mobile advertising revenues increased from $59,000 in the third quarter of 2006 to $104,000 in the fourth quarter of 2006.
●	US GAAP net income was $ 3.66 million. Diluted earnings per ADS in the fourth quarter were $0.10.
●
Non-GAAP net income in the fourth quarter of 2006 was $4.20 million. Non-GAAP diluted earnings per ADS were $0.12. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Fiscal Year 2006 Financial Highlights:

●	Total revenues in 2006 increased 37% from 2005 to reach a new record of $106.77 million, exceeding 2006 guidance of revenue between $97 million and $105 million.
●	Total mobile advertising revenues in 2006 were $ 0.21 million.
●	US GAAP Net income in 2006 increased 11% to $24.69 million from $22.17 million in 2005. Diluted earnings per ADS for 2006 were $0.69 compared to $0.62 for 2005.
●	Non-GAAP net income in 2006 was $25.84 million. Non-GAAP diluted earnings per ADS for 2006 were $0.72.

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, “We are pleased that both of our fourth quarter revenues and fiscal year 2006 revenues exceeded the guidance, despite of the regulatory changes in 2006.  In addition, we have seen continuous and steady growth of mobile advertising revenues which were mainly generated from our wireless Internet portal Kong.net.  Our founders and management team’s strong experiences in the wireless value-added services and Internet portal and community are very helpful to develop our wireless Internet portal business.  We are confident about the future of our wireless Internet portal business and will increase our efforts to develop Kong.net in 2007.”

Financial Results:

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

Revenues

Total revenues for the fourth quarter increased 7% from the same quarter of 2005 to $23.71 million but decreased 5% from the third quarter of 2006. Revenues from 2.5G services accounted for approximately 39% of total revenues and revenues from 2G services represented the remaining 61%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and Java technologies, decreased 38% from the same period in 2005 and decreased 16% from the third quarter of 2006 to $9.17 million. The sequential revenues decrease was primarily due to the continuing effect of the regulatory changes introduced by China Mobile during the third quarter 2006 that, among other things, imposed a one-month free trial period for new subscription users, required that new users confirm subscriptions twice and mandated the termination of WAP subscriptions that have not been active for more than four months. WAP revenues in the fourth quarter of 2006 were $4.85 million, a decrease of 44% from the same quarter of 2005 and a decrease of 16% from the third quarter of 2006. MMS revenues in the fourth quarter of 2006 were $3.97 million, a decrease of 20% from the same period of 2005, and a decrease of 17% from the third quarter of 2006. Java revenues in the fourth quarter were $0.35 million, a 70% decrease from the fourth quarter of 2005 and a 19% decrease sequentially.

Revenues from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 96% year-over-year and increased 2% quarter-over-quarter to $14.39 million in the fourth quarter of 2006. Year-over-year growth in 2G revenues was primarily driven by the acquisition of Sharp Edge, which was completed in the first quarter of 2006. SMS revenues in the fourth quarter of 2006 were $11.66 million, which were 109% higher than the same period of 2005 and 7% higher than the previous quarter. IVR revenues in the fourth quarter of 2006 were $1.36 million, a 3% increase year-over-year but a 21% decrease sequentially. CRBT revenues grew by 210% year-over-year, but decreased 5% sequentially to $1.37 million in the fourth quarter of 2006.

The table below sets forth the revenues breakdown by technology platforms.

	Q405	1Q06	2Q06	3Q06	4Q06
2.5G:	67%	64%	46%	44%	39%
WAP	40%	32%	22%	23%	21%
MMS	22%	28%	22%	19%	17%
Java	5%	4%	2%	2%	1%
2G:	33%	36%	54%	56%	61%
SMS	25%	29%	42%	43%	49%
IVR	6%	4%	7%	7%	6%
CRBT and others	2%	3%	5%	6%	6%

Total	100%	100%	100%	100%	100%

Total revenues from China Unicom, China Telecom, and China Netcom accounted for approximately 41% of the total fourth quarter revenues, compared to 25% in the third quarter of 2006. The increase in the relative proportion of revenues coming from operators other than China Mobile is mainly the result of a decline in revenues derived through China Mobile due to the regulatory changes discussed above and better revenue confirmation results from other operators at year end. This was also a reflection of the Company’s continuously increasing efforts to develop business with operators other than China Mobile after the regulatory changes discussed above.

Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet portal Kong.net, increased from $59,000 in the third quarter of 2006 to $104,000 in the fourth quarter of 2006.

Expenses

The cost of revenues in the fourth quarter of 2006 totaled $11.58 million, an increase of 13% from the fourth quarter of 2005 and an increase of 2% from the third quarter of 2006. Gross margin in the fourth quarter of 2006 was 51% compared to 55% in the previous quarter. The lower gross margin was primarily due to the higher percentage of revenues derived from telecommunications operators other than China Mobile, which generally were derived at a higher cost compared to revenues derived from China Mobile.

Total operating expenses in the fourth quarter of 2006 were $8.71 million, an increase of 40% year-over-year but a decrease of 11% quarter-over-quarter. Product development expenses decreased by 18% quarter-over-quarter and represented 11% of revenue. General and administrative expenses decreased by 6% from the third quarter of 2006 and represented 8% of revenues. Sales and marketing expenses decreased by 8% quarter-over-quarter and represented 18% of revenues. The decrease in operating expenses was primarily due to the headcount reduction during Q3 and other cost savings realized within the Company.

Total cost associated with the Company’s wireless Internet portal Kong.net business in the fourth quarter of 2006 was approximately $2.2 million, slightly lower than in the previous quarter. It included $0.7 million in marketing expenses.

The Company recorded $0.30 million in non-cash share-based compensation expenses in the fourth quarter, compared to $0.52 million in the third quarter of 2006. The Company’s total headcount declined from 816 as of Sep 30, 2006 to 798 as of December 31, 2006.

Earnings

US GAAP net income totaled $3.66 million in the fourth quarter of 2006, a decrease of 42% from the same period of last year and a 24% decrease from the third quarter of 2006. Diluted US GAAP earnings per ADS were $0.10 for the fourth quarter.
Non-GAAP income in the fourth quarter of 2006 was $4.20 million, a 34% decrease from the same period in 2005 and a 24% decrease from the previous quarter. Diluted Non-GAAP earnings per ADS were $0.12.

Balance Sheet and Cash Flow

As of December 31, 2006, the Company had $131.40 million in cash and cash equivalents. Cash flow from operating activities totaled 11.46 million in the fourth quarter of 2006.

Business Outlook:

China Unicom informed all its wireless value-added service providers in January 2007 that effective April 1 2007, it will increase the service fees it charges service providers from the current 20% of gross revenues derived from China Unicom customers to 30%. The Company expects this to have an adverse impact on gross margins beginning in the second quarter of 2007.

As a result of the continuing impact of regulatory changes introduced by telecommunication operators and the Ministry of Information Industry, and based on information available on March 2, 2007, the Company expects total revenues for the first quarter of 2007 to be between $20 million and $21 million.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on March 2, (7:30 pm Eastern time and 4:30 pm Pacific time on March 1, 2007). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended Dec. 31, 2005	For the Three Months Ended Sep. 30, 2006	For the Three Months Ended Dec. 31, 2006
	(Note 1)	(Note 2)	(Note 3)
Revenues	$22,141	$25,082	$23,712
Cost of revenues	10,222	11,394	11,579
Gross profit	11,919	13,688	12,133
Operating expenses
Product development	2,594	3,186	2,629
Sales & marketing	1,842	4,531	4,151
General & administrative	1,794	2,053	1,927
Subtotal	6,230	9,770	8,707
Operating income	5,689	3,918	3,426
Non-operating expenses (income)
Interest expenses (income)	(853)	(1,036)	(1,031)
Other expenses (income)	(9)	4	11
Subtotal	(862)	(1,032)	(1,020)
Income before tax expense	6,551	4,950	4,446
Income tax expense	287	131	782
Net income	6,264	4,819	3,664

Basic earnings per ADS	$0,18	$0.14	$0.10
Diluted earnings per ADS	$0.17	$0.14	$0.10
Margin Analysis:
Gross margin	54%	55%	51%
Operating margin	26%	16%	14%
Net margin	28%	19%	15%
Additional Data:
2.5G revenue	$14,749	$10,974	$9,167
2G revenue	7,330	14,043	14,387
ADS outstanding (million)	34.57	35.15	35.28
ADS used in diluted EPS calculation (million)	35.85	35.66	35.71

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the fourth quarter of 2005 is based on the weighted average rate of USD 1.00=RMB 8.0829 (the exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the third quarter of 2006 is based on the weighted average rate of USD 1.00=RMB7.9678 (the exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) for the fourth quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 7.8641 (the exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the 12 Months Ended Dec. 31, 2005	For the 12 Months Ended Dec. 31, 2006
	(Note 1)	(Note 2)
Revenues	$77,753	$106,769
Cost of revenues	31,323	47,665
Gross profit	46,430	59,104
Operating expenses
Product development	8,531	12,026
Sales & marketing	5,390	16,755
General & administrative	7.607	9,105
Class action lawsuit settlement and legal expenses related to the issues raised in the class-action litigation commenced in August 2004	4,843	-
Subtotal	26,371	37,886
Operating income	20,059	21,218
Non-operating expenses (income)
Interest expenses (income)	(2,640)	(3,867)
Investment gain(loss)	-	(1,241)
Other expenses (income)	(6)	50
Subtotal	(2,646)	(5,058)
Income before tax expense	22,705	26,276
Income tax expense	530	1,584
Net income	22,175	24,692

Basic earnings per ADS	$0,64	$0.71
Diluted earnings per ADS	$0.62	$0.69
Margin Analysis:
Gross margin	60%	55%
Operating margin	26%	20%
Net margin	29%	23%
Additional Data:
2.5G revenue	$56,318	$51,795
2G revenue	21,258	54,685
ADS outstanding (million)	34.43	34.99
ADS used in diluted EPS calculation (million)	35.62	35.67

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for 2005 is based on the weighted average rate of USD 1.00=RMB8.1938 (the exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for 2006 is based on the weighted average rate of USD 1.00=RMB7.974 (the exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Year Ended Dec.31 2005 (Note 1)	For the Year Ended Dec.31, 2006 (Note 2)
Cash Flows From Operating Activities
Net Income	$22,174	$24,692
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of deferred share-based compensation	348	1,638
Depreciation and amortization	1,825	3,030
Loss (gain) on disposal of property and equipment	(2)	17
Gain on sales of investment	-	(1,241)
Changes in operating assets and liabilities	5,224	(126)
Net Cash Provided by Operating Activities	29,569	28,010

Cash Flows From Investing Activities
Proceeds from sales of investment	-	1,741
Purchase of property and equipment	(2,148)	(2,518)
Proceeds from disposal of property and equipment	1	-
Purchases of long-term investments	(500)	-
Purchases of subsidiaries, net of cash acquired	(1,435)	(17,139)
Net Cash Used in Investing Activities	(4,082)	(17,916)

Cash Flows From Financing Activities
Proceeds from exercise of employee and non-employee share options	303	2,214
Decrease(increase) in minority interest	(97)	(24)
Net Cash Provided by Financing Activities	206	2,190

Effect of foreign exchange rate changes	735	1,976

Net increase in Cash and Cash Equivalents	26,428	14,260
Cash and Cash Equivalents, Beginning of Year	90,714	117,142
Cash and Cash Equivalents, End of Year	117,142	131,402

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for fiscal year 2005 is based on the weighted average rate of USD 1.00=RMB 8.1938 (the exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for fiscal year of 2006 is based on the weighted average rate of USD 1.00=RMB 7.974 (the exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	Dec.31, 2005	Sep. 30, 2006	Dec.31,2006
	(Note 1)	(Note 2)	(Note 3)
Cash and cash equivalents	$117,142	$118,607	$131,402
Accounts receivable (net)	10,834	17,471	11,569
Other current assets	1,657	2,110	2,375
Total current assets	129,633	138,188	145,346

Rental deposits	404	565	461
Intangible assets	261	2,078	1,997
Property and equipment (net)	3,116	3,426	3,101
Long-term investment	500	-	-
Goodwill	1,169	15,751	15,836
Total assets	$135,083	$160,008	$166,741

Accounts payable	$3,995	$5,625	$6,013
Other current liabilities	7,290	4,712	4,951

Minority interest	24	24	-
Total liabilities	11,309	10,361	10,964
Shareholders’ equity	123,774	149,647	155,777
Total liabilities & shareholders’ equity	$135,083	$160,008	$166,741

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Dec 31, 2005 USD1.00=RMB 8.0702 (the exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Sep 30, 2006 USD1.00=RMB 7.9087 (the exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Dec 31 , 2006 USD1.00=RMB 7.8087 (the exchange rate quoted by the People’s Bank of China).

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures (“Non-GAAP Financial Measures”) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, and non-cash share-based compensation expense.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended Dec. 31, 2005	For the Three Months Ended Sep. 30, 2006	For the Three Months Ended Dec. 31, 2006
GAAP Net Income	$6,264	$4,819	$3,664
Non-cash share-based compensation	77	521	301
Amortization or write-off of intangibles	27	192	230
Non-GAAP Net Income	$6,368	$5,532	$4,195
Non-GAAP diluted net income per ADS	0.18	0.16	0.12

About KongZhong:

KongZhong Corporation is a leading provider of wireless value-added services and also operates one of the leading wireless Internet portals in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless Internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunication operators for our performance; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam" Sam Sun	Yahong Zhang
Chief Financial Officer	General Manager of Marketing
Tel.:+86 10 8857 6000	Tel: +86 10 8857 6000
Fax:+86 10 8857 5891	Fax: +86 10 8857 5900
E-mail : ir@kongzhong.com	E-mail: zhangyahong@kongzhong.com